Exhibit 99.1

Cango Inc. Reports Second Quarter 2025 Unaudited Financial Results

Hong Kong, September 4, 2025 - Cango Inc. (NYSE: CANG) ("Cango" or the "Company") today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Financial and Operational Highlights

•	As of June 30, 2025, the company’s total mining capacity reached 50 EH/s, primarily driven by the acquisition of 18 EH/s in June 2025. Furthermore, in May, Cango successfully completed the divestiture of its China-based assets for US$352 million, generating substantial cash proceeds and providing ample liquidity to support ongoing strategic initiatives.

•	Total revenues were RMB1.0 billion (US$139.8 million) in the second quarter of 2025, with the Bitcoin mining business generating revenue of RMB 989.4 million (US$138.1 million).

•	Adjusted EBITDA was RMB710.1 million (US$99.1 million) in the second quarter of 2025.

•	A total of 1,404.4 Bitcoins were mined during the second quarter of 2025. Average cost to mine, excluding depreciation of mining machines, was US$83,091 per Bitcoin, with all-in costs of US$98,636 per Bitcoin. As of the end of June 2025, the Company had mined 3,879.2 Bitcoins since entering the Bitcoin mining industry.

•	The net loss for the period was mainly attributable to the one-off loss on discontinued operations and the non-cash impairment loss from mining equipment contracted last November and settled via equity in June of this year—triggered by the significant appreciation in Cango’s share price between signing and delivery. These charges are both tied to the Company’s strategic steps rather than operational underperformance. Excluding the impairment and the one-off loss from discontinued operations, adjusted EBITDA stood at RMB710.1 million (US$99.1 million) in the second quarter of 2025, demonstrating the underlying strength and profitability of our core Bitcoin mining business.

Mr. Paul Yu, Chief Executive Officer of Cango, said, "The second quarter of 2025 marks a significant milestone as we report our first full quarter following our strategic transformation. In just nine months, we have successfully established ourselves as one of the largest Bitcoin miners in the world with a strong foundation to scale our operations going forward. This rapid growth is being fueled by our asset-light strategy, which enables us to acquire plug-and-play mining rigs with minimal upfront capital, allowing us to scale more quickly and cost-effectively than vertically integrated competitors. While this approach incurs relatively higher cash costs per Bitcoin, our substantially lower depreciation expenses keep all-in costs competitive, ensuring strong capital efficiency, resilience through market cycles, and a geographically diversified footprint that mitigates risks and sustains an industry-leading performance."

"Our recent acquisition of 18 EH/s increased our total mining capacity to 50 EH/s by quarter-end, contributing to a 44% increase in Bitcoin production in July to 650.5 Bitcoins compared to June. This growth highlights the significant impact of our expanded operations and provides a strong foundation for further scaling through both organic initiatives and strategic acquisitions, while safeguarding and growing our Bitcoin treasury. Complementing this, our early August acquisition of a 50 MW mining facility in the U.S. state of Georgia represents a pivotal step as we begin building out a robust portfolio of Bitcoin mining and energy infrastructure. This move enhances our energy security, significantly lowers power costs, and will provide us with the operational expertise needed for future high-performance computing (HPC) and energy infrastructure initiatives."

Mr. Michael Zhang, Chief Financial Officer of Cango, stated, "We generated total revenue of RMB1.0 billion this quarter, demonstrating the strong underlying performance of our core Bitcoin mining business. Excluding non-cash-impairment item and the one-off loss from discontinued operations, adjusted EBITDA reached RMB710.1 million, compared to RMB5.4 million in the same period last year. This remarkable improvement underscores the robust progress of our business transformation and the tangible positive impact on our operations. Supported by this robust foundation, we are well-positioned to expand our Bitcoin mining business and drive the development of our energy and HPC capabilities going forward."

Second Quarter 2025 Financial Results from Continuing Operations

REVENUES

Total revenues were RMB1.0 billion (US$139.8 million) in the second quarter 2025. Revenue from the Bitcoin mining business was RMB 989.4 million (US$138.1 million), with a total of 1,404.4 Bitcoins mined in the second quarter of 2025. Revenue from Automobile trading income was RMB12.4 million (US$1.7 million) in the second quarter of 2025.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses in the second quarter of 2025 were RMB2.3 billion (US$320.3 million). These costs were primarily associated with our Bitcoin mining business.

•	Cost of revenue (exclusive of depreciation and amortization shown below) in the second quarter of 2025 was RMB836.9 million (US$116.8 million).

•	Cost of revenue (depreciation and amortization) in the second quarter of 2025 was RMB156.4 million (US$21.8 million).

•	General and administrative expenses in the second quarter of 2025 were RMB21.7 million (US$3.0 million), compared with RMB13.0 million in the same period of 2024.

•	Impairment loss from mining machines in the second quarter of 2025 was RMB1.8 billion (US$256.9million). This non-cash impairment loss primarily resulted from the pricing of the 18 EH/s of mining machines acquired through a share-settled transaction entered in November 2024. By the time the mining machines were delivered in June 2025, the Company’s share price had nearly doubled, which triggered a non-cash accounting adjustment in accordance with applicable accounting standards.

•	The loss from discontinued operations in the second quarter of 2025 was RMB591.6 million (US$82.6 million) and there were income tax expenses of RMB233.9 million (US$32.6 million) being recognized due to the PRC withholding tax on the indirect transfer of the Company’s PRC assets. These loss and expenses resulted from the divestiture of the Company’s China-based business.

LOSS FROM OPERATIONS

Loss from operations in the second quarter of 2025 was RMB1.3 billion (US$180.4 million) compared with RMB13.0 million in the same period of 2024.

NET LOSS

Net loss in the second quarter of 2025 was RMB2.1 billion (US$295.4 million) compared with net income of RMB86.0 million in the same period of 2024.

ADJUSTED EBITDA

Adjusted EBITDA in the second quarter of 2025 was RMB710.1 million (US$99.1 million) compared with RMB5.4 million in the same period of 2024.

BALANCE SHEET

As of June 30, 2025, the Company had cash and cash equivalents of RMB843.8 million (US$117.8 million) compared with RMB660.1 million as of December 31, 2024.

Roadmap Forward

Over the long-term, Cango is laying a clear and purposeful roadmap to develop a dynamic platform that intelligently integrates Bitcoin mining and HPC applications with dedicated energy infrastructure to create lasting value for shareholders and drive further growth. The Company's approach will follow a three-phase roadmap:

•	Near term: Optimize its 50 EH/s mining capacity by implementing efficiency upgrades and replicating the low-cost operational model of its Georgia mining facility in other favorable power markets.

•	Medium term: Develop energy and HPC expertise by piloting renewable energy storage projects aimed at achieving near-zero-cost mining while simultaneously retrofitting select facilities for HPC applications.

•	Long term: Build a dynamic computing platform that intelligently allocates energy capacity between Bitcoin mining and AI workloads, integrating Bitcoin mining, HPC services, and green-energy trading into a synergistic revenue model.

Reporting Currency

The Company intends to change the reporting currency of its consolidated financial statements from Renminbi to U.S. dollars, reflecting the profile of its revenue and profit after the divestiture of its China assets in May 2025. The change is expected to be effective from the Company’s results for the third quarter 2025, which will be reported in U.S. dollars. All comparative numbers will be recast in U.S. dollars.

Conference Call Information

The Company's management will hold a conference call on Thursday, September 4, 2025, at 9:00 PM Eastern Time or Friday, September 5, 2025, at 9:00 A.M Hong Kong Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through September 11, 2025, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	5441205

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.cangoonline.com.

About Cango Inc.

Cango Inc. (NYSE: CANG) is primarily engaged in the Bitcoin mining business, with operations strategically deployed across North America, the Middle East, South America, and East Africa. The Company entered the crypto asset space in November 2024, driven by advancements in blockchain technology, the growing adoption of digital assets, and its commitment to diversifying its business portfolio. In parallel, Cango continues to operate an online international used car export business through AutoCango.com, making it easier for global customers to access high-quality vehicle inventory from China. For more information, please visit: www.cangoonline.com.

Use of Non-GAAP Financial Measure

As part of our review of business performance, we present adjusted EBITDA as Non-GAAP financial measure to help assess our core operating results. Adjusted EBITDA is defined as net income or loss before interest, taxes, depreciation, and amortization, impairment, results from discontinued operations and further excludes share-based compensation expenses and other non-operating income and expenses. We believe Adjusted EBITDA can be an important financial measure because it allows management, investors, and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiency from period-to-period by making such adjustments.

While adjusted EBITDA is not a measure defined under U.S. GAAP, management uses it to evaluate performance, make strategic decisions, and set operating plans. Management believes it also helps investors gain a clearer understanding of our underlying performance by excluding certain costs and expenses that management believes are not indicative of its core operating results. The presentation of these non-GAAP financial measures is not meant to be considered in isolation or as a substitute for results or guidance prepared and presented in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the Non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango's Non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the "Roadmap Forward" section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango's goal and strategies; Cango's expansion plans; Cango's future business development, financial condition and results of operations; Cango's expectations regarding demand for, and market acceptance of, its solutions and services; Cango's expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Juliet Ye, Head of Communications

Cango Inc.

Email: ir@cangoonline.com

Christensen Advisory

Tel: +852 2117 0861

Email: ir@cangoonline.com

CANGO INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
(Amounts in Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data)

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	660,085,857	843,819,740	117,792,694
Short-term investments, net	292,347,551	-	-
Accounts receivable, net	12,060,219	15,711,379	2,193,224
Prepayments and other current assets, net	196,889,566	1,620,209,764	226,172,562
Receivable for bitcoin collateral, net	617,057,765	2,985,308,650	416,733,018
Current assets of discontinued operations	1,679,666,755	-	-
Total current assets	3,458,107,713	5,465,049,533	762,891,498

Non-current assets:
Mining machines, net	1,772,319,041	2,563,914,216	357,908,624
Property and equipment, net	477,815	-	-
Deferred tax assets	-	16,255,457	2,269,174
Operating lease right-of-use assets, net	1,345,851	-	-
Other non-current assets, net	325,704,996	-	-
Non-current assets of discontinued operations	411,368,143	-	-
Total non-current assets	2,511,215,846	2,580,169,673	360,177,798
TOTAL ASSETS	5,969,323,559	8,045,219,206	1,123,069,296

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	124,584,293	1,613,271,396	225,204,003
Accrued expenses and other current liabilities	1,248,130,533	1,173,156,960	163,766,397
Income tax payable	311,113,135	552,982,663	77,193,403
Short-term lease liabilities	1,315,594	-	-
Current liabilities of discontinued operations	149,762,415	-	-
Total current liabilities	1,834,905,970	3,339,411,019	466,163,803

Non-current liabilities:
Deferred tax liability	7	7	1
Non-current liabilities of discontinued operations	47,787,710	-	-
Total non-current liabilities	47,787,717	7	1
Total liabilities	1,882,693,687	3,339,411,026	466,163,804

Shareholders’ equity
Ordinary shares	199,087	304,281	42,476
Treasury shares	(756,517,941)	(749,276,642)	(104,594,986)
Additional paid-in capital	4,725,877,432	7,696,097,026	1,074,333,719
Accumulated other comprehensive income	152,882,024	117,861,429	16,452,821
Accumulated deficit	(35,810,730)	(2,359,177,914)	(329,328,538)
Total Cango Inc.’s equity	4,086,629,872	4,705,808,180	656,905,492
Total shareholders' equity	4,086,629,872	4,705,808,180	656,905,492
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,969,323,559	8,045,219,206	1,123,069,296

CANGO INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended June 30			Six months ended June 30
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues	-	1,001,766,873	139,841,263	-	2,048,104,666	285,904,387
Bitcoin mining income	-	989,399,199	138,114,802	-	2,035,666,196	284,168,043
Automobile trading income	-	12,367,674	1,726,461	-	12,438,470	1,736,344
Operating cost and expenses:
Cost of revenue (exclusive of depreciation and amortization shown below)	-	836,897,438	116,826,378	-	1,627,653,840	227,211,715
Cost of revenue (depreciation and amortization)	-	156,393,116	21,831,637	-	311,337,321	43,461,014
General and administrative	13,040,649	21,674,695	3,025,671	23,244,716	94,320,210	13,166,594
Provision for credit losses	-	6,565,218	916,469	-	8,664,078	1,209,459
Impairment loss from mining machines	-	1,840,017,728	256,856,570	-	1,840,017,728	256,856,570
Gain from changes in fair value of receivable for bitcoin collateral	-	(567,233,297)	(79,182,715)	-	(372,275,298)	(51,967,628)
Total operation cost and expense	13,040,649	2,294,314,898	320,274,010	23,244,716	3,509,717,879	489,937,724

Loss from operations	(13,040,649)	(1,292,548,025)	(180,432,747)	(23,244,716)	(1,461,613,213)	(204,033,337)
Interest Income	15,017,695	4,999,962	697,968	30,956,541	7,152,431	998,441
Interest expense	-	(14,713,673)	(2,053,950)	-	(24,231,454)	(3,382,581)
Foreign exchange (loss) gain, net	-	141,228	19,715	-	(59,316)	(8,280)
Other income	603,331	822,943	114,878	1,202,398	1,642,357	229,264
Other expenses	-	(567,798)	(79,262)	-	(567,798)	(79,262)
Net (loss) income before income taxes	2,580,377	(1,301,865,363)	(181,733,398)	8,914,223	(1,477,676,993)	(206,275,755)
Income tax benefit		11,326,299	1,581,090	-	8,197,331	1,144,303
Net (loss) income from continuing operations	2,580,377	(1,290,539,064)	(180,152,308)	8,914,223	(1,469,479,662)	(205,131,452)

Discontinued operations:
Income/(Loss) from discontinued operations	75,791,431	(591,602,705)	(82,584,553)	171,525,971	(620,017,630)	(86,551,124)
Income tax benefit (expense)	7,651,029	(233,869,892)	(32,646,978)	(4,390,571)	(233,869,892)	(32,646,978)
Net income/(Loss) from discontinued operations	83,442,460	(825,472,597)	(115,231,531)	167,135,400	(853,887,522)	(119,198,102)

Net (loss) income attributable to Cango Inc.’s shareholders	86,022,837	(2,116,011,661)	(295,383,839)	176,049,623	(2,323,367,184)	(324,329,554)
(Losses) earnings per ADS attributable to ordinary shareholders:
Basic
Discontinued operations	0.81	(7.71)	(1.08)	1.59	(8.10)	(1.13)
Continuing operations	0.02	(12.06)	(1.68)	0.09	(13.94)	(1.95)
Basic	0.83	(19.77)	(2.76)	1.68	(22.04)	(3.08)
Diluted
Discontinued operations	0.74	(7.71)	(1.08)	1.48	(8.10)	(1.13)
Continuing operations	0.02	(12.06)	(1.68)	0.08	(13.94)	(1.95)
Diluted	0.76	(19.77)	(2.76)	1.56	(22.04)	(3.08)
Weighted average ADS used to compute earnings per ADS attributable to ordinary shareholders:
Basic	104,041,560	107,044,846	107,044,846	104,781,289	105,422,976	105,422,976
Diluted	113,656,131	107,044,846	107,044,846	112,790,662	105,422,976	105,422,976

Other comprehensive income, net of tax
Foreign currency translation adjustment	7,832,817	3,289,342	459,174	28,727,745	(35,020,595)	(4,888,687)

Total comprehensive (loss) income	93,855,654	(2,112,722,319)	(294,924,665)	204,777,368	(2,358,387,779)	(329,218,241)
Total comprehensive (loss) income attributable to Cango Inc.’s shareholders	93,855,654	(2,112,722,319)	(294,924,665)	204,777,368	(2,358,387,779)	(329,218,241)

CANGO INC.
RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS
(Amounts in Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data

	Three months ended June 30			Six months ended June 30
	2024	2025		2024	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	86,022,837	(2,116,011,661)	(295,383,839)	176,049,623	(2,323,367,184)	(324,329,554)
Less: Discontinued operations:
Income/(Loss) from discontinued operations	75,791,431	(591,602,705)	(82,584,553)	171,525,971	(620,017,630)	(86,551,124)
Income tax benefit (expense)	7,651,029	(233,869,892)	(32,646,978)	(4,390,571)	(233,869,892)	(32,646,978)
Net income/(Loss) from discontinued operations	83,442,460	(825,472,597)	(115,231,531)	167,135,400	(853,887,522)	(119,198,102)
Net (loss) income from continuing operations	2,580,377	(1,290,539,064)	(180,152,308)	8,914,223	(1,469,479,662)	(205,131,452)

Add: Interest expense	-	14,713,673	2,053,950	-	24,231,454	3,382,581
Add: Income tax benefit	-	(11,326,299)	(1,581,090)	-	(8,197,331)	(1,144,303)
Add: Depreciation and amortization	2,419	156,405,608	21,833,381	4,521	311,387,238	43,467,982
Cost of revenue	-	156,393,116	21,831,637	-	311,337,321	43,461,014
General and administrative	2,419	12,492	1,744	4,521	49,917	6,968

Add: Impairment loss from mining machines	-	1,840,017,728	256,856,570	-	1,840,017,728	256,856,570
Add: Other expenses	-	567,798	79,262	-	567,798	79,262
Less: Other income	603,331	822,943	114,878	1,202,398	1,642,357	229,264

Add: Share-based compensation expenses	3,382,804	1,084,118	151,337	7,799,176	26,867,560	3,750,567
General and administrative	3,382,804	1,084,118	151,337	7,799,176	26,867,560	3,750,567

Non-GAAP adjusted EBITDA	5,362,269	710,100,619	99,126,224	15,515,522	723,752,428	101,031,943
Non-GAAP adjusted EBITDA attributable to Cango Inc.’s shareholders	5,362,269	710,100,619	99,126,224	15,515,522	723,752,428	101,031,943